SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                         _______________

                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)
                  (Amendment No. ____________)1

                    OMEGA ORTHODONTICS, INC.
                        (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                           681973-10-3
                         (CUSIP Number)


                         _______________

________________

1    The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP NO. 681793-10-3              13G            Page 2 of 5
Pages


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     C. Joel Glovsky

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                       (b)
     Not applicable

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF      5.   SOLE VOTING POWER
SHARES                   231,000
BENEFICIALLY   6.   SHARED VOTING POWER
OWNED BY                 -0-
EACH           7.   SOLE DISPOSITIVE POWER
REPORTING                     231,000
PERSON         8.   SHARED DISPOSITIVE POWER
WITH                     -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    231,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
     Not applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                    5.4%

12.  TYPE OF REPORTING PERSON*
                    IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                             Page 3 of 5 Pages

Item 1(a).     Name of Issuer.

          Omega Orthodontics, Inc. ("Omega")

Item 1(b) Address of Issuer's Principal Executive Office

          3621 Silver Spur Lane
          Acton, CA  93510

Item 2(a) Names of Persons Filing

          C. Joel Glovsky

Item 2(b) Address of Principal Business Office or, if none,
Residence

          44 Grey Lane
          Lynnfield, MA  01940

Item 2(c) Citizenship

          Dr. Glovsky is a citizen of the United States.

Item 2(d) Title of Class of Securities

          Common Stock, par value $.01 per share (the "Common Stock")

Item 2(e) CUSIP Number

          681793-10-3

                                             Page 4 of 5 Pages


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not applicable

Item 4    Ownership

          (a)  Amount Beneficially Owned:

          Dr. Glovsky is deemed to be the beneficial owner of 231,000 shares of Common Stock. Five thousand (5,000) of such shares are held in Dr. Glovsky's Individual Retirement
          Account.

          (b)  Percent of Class:   5.4%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote 231,000
               (ii) shared power to vote or to direct the vote  -0-
               (iii) sole power to dispose or to direct the
                     disposition of 231,000
               (iv) shared power to dispose or to direct
                    the disposition of -0-

Item 5    Ownership of Five Percent or Less of a Class

          Not applicable

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person

          Not applicable

Item 7    Identification and Classification of the Subsidiary
          Which Acquired the
          Security Being Reported on by the Parent Holding
          Company

          Not applicable

Item 8    Identification and Classification of Members of the
          Group

          Not applicable

                                             Page 5 of 5 Pages


Item 9    Notice of Dissolution of Group

          Not applicable

Item 10   Certification

          Not applicable




                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1998


/s/ C. Joel Glovsky
C. Joel Glovsky